Hogan Lovells US LLP Park Place II 7930 Jones Branch Drive, Ninth Floor McLean, VA 22102 T +1 703.610.6100 F +1 703.610.6200 www.hoganlovells.com December 7, 2015

VIA EDGAR AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0407

Attn: Ivan Griswold

Re:	SecureWorks Holding Corporation

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted October 22, 2015

CIK No. 0001468666

Ladies and Gentlemen:

SecureWorks Corp. (f/k/a SecureWorks Holding Corporation) (the “Company”) hereby submits its responses to the Commission staff’s comments on the above-referenced submission (the “draft registration statement”) contained in the staff’s letter to the Company dated November 6, 2015. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment. We also are enclosing copies of the amended draft registration statement marked to show all changes to amendment no. 3 to the draft registration statement submitted on October 22, 2015.

Condensed Combined Financial Statements

Notes to Condensed Combined Financial Statements

Note 1 – Description of the Business and Basis of Presentation

Out-of-Period Adjustments, page F-33

1.

We note that the interim financial statements include adjustments for the three and six months ended July 31, 2015 to correct errors related to prior periods. Please quantify for us the impact of the adjustments on the individual line items for the three and six months

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December 7, 2015

ended July 31, 2015, reconciling with the May 1, 2015 financial statements presented in your previous amendment. Revise your disclosure to describe the nature of the errors corrected and the prior periods to which they relate. Refer to ASC 250-10-50-7.

In response to the staff’s comment, the Company advises the staff that the out-of-period adjustments recorded for the six months ended July 31, 2015 relate to errors in the year ended January 31, 2015. In addition, the financial statements for the three months ended May 1, 2015 submitted in amendment no. 2 to the draft registration statement were inclusive of the out-of-period adjustments. The out-of-period adjustments were not material to the financial statements for the period recorded or to the financial statements for the year ended January 31, 2015. After the submission of amendment no. 2 to the draft registration statement, the Company identified and recorded additional out-of-period adjustments for the three months ended July 31, 2015. The quantification of the impact of the adjustments on the individual line items requested in this comment no. 1 is provided below supplementally for the staff’s consideration:

Out-of-Period Adjustments	Three Months Ended May 1, 2015	Three Months Ended July 31, 2015	Six Months Ended July 31, 2015
Net revenue	$(309)	$(1,409)	$(1,718	) A
Cost of revenue	721		721	B

Gross margin	(1,030)	(1,409)	(2,439)
Selling, general and administrative	788		788	C
Research and development

Total operating expenses	788	—	788

Operating loss	(1,818)	(1,409)	(3,227)
Interest and other, net

Loss before income taxes	(1,818)	(1,409)	(3,227)
Income tax benefit	(623)	(480)	(1,104	) D

Net loss	$(1,195)	$(929)	$(2,123)

Adjustment as a % of Net Revenue	-0.4%	-1.8%	-1.1%
Adjustment as a % of Net Loss	-6.7%	-4.4%	-5.5%

A	Represents the reversal of services revenue recognized incorrectly in prior periods
B	Represents the cost of sales of hardware equipment sold but not previously expensed in prior periods
C	Represents compensation expense from the prior year not previously recorded
D	Represents the adjustment to income taxes to reflect the tax effect of the adjustments recorded for the annotated items

The Company has updated the disclosure on pages 59 and F-34 of amendment no. 4 to the draft registration statement to reflect more clearly the periods to which the out-of-period adjustments relate and to describe the nature of the errors corrected.

Securities and Exchange Commission

December 7, 2015

Note 6 – Subsequent Events

Note purchase agreement, page F-38

2.	We note your response to prior comment 2 that the company concluded that the notes are considered stock-settled debt, pursuant to ASC 470-20-55-18 and 19. Please describe for us your basis for concluding that the notes are eligible items under ASC 825-10-15-4.

As discussed in the Company’s letter dated October 21, 2015 (the “Prior Company Letter”), the Company has concluded that the convertible promissory notes (the “Notes”) (1) are considered stock-settled debt pursuant to ASC 470-20-55-18 and 19 and (2) are “eligible items” under ASC 825-10-15-4. As discussed further in response to staff comment no. 3 below, the determination that the Notes are “eligible items” means that it is appropriate for the Company to elect the “fair value option” to account for the Notes, because ASC 825-10-15-4 provides that “all entities may elect the fair value option for any . . . . eligible items” described in that provision.

In response to this comment no. 2, the Company advises the staff that it determined that the Notes are eligible items under ASC 825-10-15-4 for the following reasons:

1.	The Notes clearly are “financial liabilities” as defined in ASC 825-10-20. That provision defines “financial liabilities” to include “a contract that imposes on one entity an obligation to….deliver cash or another financial instrument to a second entity.”

2.	ASC 825-10-15-4.a provides that “eligible items” for purposes of the provision include any recognized financial asset and financial liability other than those set forth in ASC 825-10-15-4.b. The Notes are not the type of firm commitment identified in ASC 825-10-15-4.b.

3.	In addition, the Company considered that ASC 825-10-15-5 provides that “[n]o entity may elect the fair value option for any” of the financial liabilities set forth in ASC 825-10-15-5 paragraphs a through f. The Company determined that the Notes are not financial liabilities of the type specifically prohibited from electing the fair value option pursuant to those provisions. In making that determination, the Company considered in particular paragraph f, which covers:

“Financial Instruments that are, in whole or in part, classified by the issuer as a component of shareholder’s equity (including temporary equity) (for example, a convertible debt instrument within the scope of the cash conversion Subsections of Subtopic 470-20 or a convertible debt security with a non-contingent beneficial conversion feature).”

In concluding that the Notes were not financial instruments of the type described in paragraph f, the Company took into consideration the fact that the Notes do not have a non-contingent beneficial conversion feature. The Company reached the conclusion regarding the absence of the beneficial conversion feature for the

Securities and Exchange Commission

December 7, 2015

reasons discussed in the Prior Company Letter (in response to staff comment no. 2 therein). In addition to the reasons set forth in the Prior Company Letter, the Company notes that ASC 470-20-25-8 further supports the Company’s position.

3.	Please tell us what consideration was given to whether the convertible notes are within the scope of ASC 480-10. Refer to ASC 480-10-25-14 and 480-10-55-22.

In response to staff comment no. 3, the Company advises the staff that it has concluded that the Notes fall within the scope of ASC 480-10-25-14.a for purposes of determining whether or not the Notes should be classified as a liability. ASC 480-10-25-14.a provides that a financial instrument shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on “a fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares).” In this case, the monetary value of the shares of Company Class A common stock to be issued upon the closing of the IPO to the holders of the Notes was fixed at the time the Notes were issued (such monetary value will always be $28.1 million in the aggregate, reflecting the conversion of the $22.5 million principal balance at a purchase price per share equal to 80% of the IPO price per share of the Class A common stock, and only the number of shares to be issued was variable (based on the IPO price per share). Moreover, since the Notes are considered to be legal form debt, they were in any event required to be classified as a liability.

The Company also has considered extensively the manner in which the value of the Notes should be subsequently measured. In light of the fact that each Note constitutes an instrument classified as a liability pursuant to ASC 480-10-25-14.a, as described above, the appropriate subsequent measurement provision to consider is ASC 480-10-35-5. That provision states:

“All other financial instruments recognized under the guidance in Section 480-10-25 shall be measured subsequently at fair value with changes in fair value recognized in earnings, unless either this Subtopic or another Subtopic specifies another measurement attribute.” [emphasis added]

The Company believes that ASC 470 constitutes “another Subtopic” that specifies another relevant measurement attribute. As discussed in the Prior Company Letter, the Company concluded that the Notes are considered stock-settled debt pursuant to ASC 470-20-55-18 and 19 and that it is appropriate for the Company to elect the “fair value option” to account for the Notes. The Company also advises the staff that it had previously determined that each security constitutes an 18-month note with three embedded features that needed to be evaluated pursuant to ASC 815. In particular, the following three settlement features required evaluation pursuant to ASC 815-15-25-1, 815-15-25-26 and 815-15-25-40 through 43, in order to determine whether such features needed to be bifurcated and accounted for separately as derivatives:

Securities and Exchange Commission

December 7, 2015

1.	the legal conversion option in the event of an IPO (which is economically a put option, and not a conversion option);

2.	the optional conversion (which is economically a put option, and not a conversion option); and

3.	the acceleration of repayment in the event of a change of control.

After assessing eligibility as described in response to staff comment no. 2 above, the Company elected the fair value option in accordance with ASC 825-10-15-4, and therefore concluded that the embedded features fail the criteria set forth under ASC paragraph 815-15-25-1b. Consequently, the embedded features do not require bifurcation from the host contract.

The Company notes, as well, that even if the Company had instead concluded that the Notes were subject to subsequent measurement under ASC 480-10-35-5, that subsequent measurement would in fact be fair value with changes in fair value recognized in earnings, which is the same accounting as provided for pursuant to ASC 825-10-15-4.

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Securities and Exchange Commission

December 7, 2015

If the staff has any questions or requires additional information concerning the above matters, please contact the undersigned at (703) 610-6189 or, in my absence, Richard Parrino of our firm at (202) 637-5530.

Very truly yours,

/s/ Kevin K. Greenslade

Kevin K. Greenslade

Enclosures

cc (w/encl):	Michael R. Cote President and Chief Executive Officer SecureWorks Corp.

Janet B. Wright Vice President-Corporate, Securities & Finance Counsel Dell Inc.